Exhibit 77(q)(1)(a)(1)

                     AMENDMENT NO. 14 TO TRUST INSTRUMENT OF
                                 ING FUNDS TRUST

              Abolition of Series of Shares of Beneficial Interest

                           Effective: October 25, 2004

            THIS AMENDMENT NO. 14 TO THE TRUST INSTRUMENT OF ING FUNDS TRUST, a Delaware statutory trust (the "Trust"), dated July 30, 1998, as amended (the "Trust Instrument"), reflects resolutions adopted by the Board of Trustees on June 3, 2004, with respect to ING High Yield Opportunity Fund, a series of the Trust (the "Fund"), acting pursuant to Article II, Section 2.6 and Article XI, Sections 11.4 and 11.8 of the Trust Instrument. The resolutions serve to abolish the Fund, and the establishment and designation thereof, there being no shares of such series outstanding at the time of its abolition.